UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-20124

CUSIP NUMBER
64120N100

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant	Network Computing Devices, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)	301 Ravendale Drive, Mountain View, CA 94043

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)

                On March 22, 2002, the Registrant announced the signing of a definitive agreement with Neoware Systems, Inc., pursuant to which the Registrant agreed to sell its Windows-based terminal product line to Neoware. Until such time that the definitive agreement was signed, the Registrant was unable to make a final determination as to the impact that such agreement would have on its December 31, 2001 Form 10-K, specifically Management’s Discussion and Analysis of Financial Condition and Results of Operations and related disclosures.  As a result, the Registrant has had insufficient time to provide necessary information to its’ independent accountants in order for them to complete the work necessary to meet the April 1, 2002 Form 10-K filing deadline. The Registrant expects to file its Form 10–K not later than April 16, 2002.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rudolph G. Morin, Chief Financial Officer	(650)	919-2734
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the recently completed sale of our Windows-based terminal product line to Neoware Systems, Inc. and other negotiations with our significant vendor, Management has only recently made a preliminary determination of the 2001 Results of Operations.  Management has had insufficient time to review these results with our Board of Directors and its Audit Committee.  Overall, however, our net revenues and direct and indirect expenses are substantially down in 2001 compared to 2000, resulting in increased gross margins and a lower net loss.

NETWORK COMPUTING DEVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2002	By	/s/ Rudolph G. Morin
Rudolph G. Morin, Chief Financial Officer